Exhibit 99.1

For immediate release

Alcon to Acquire Swiss Biotechnology Firm, ESBATech AG

•	Company gains access to proprietary antibody fragment technology particularly suited to treat eye diseases

•	Acquisition establishes sustainable platform for ongoing biologics development

•	Deal builds on other recent transactions to expand breadth and depth of Alcon’s development opportunities in eye care in the long term

•	ESBATech shareholders retain rights to non-ophthalmic technology and products

HUENENBERG and ZURICH, Switzerland – September 14, 2009 – Alcon (NYSE: ACL) announced today that it has entered into a definitive agreement to acquire ESBATech AG, a Swiss biotechnology company. Alcon will pay ESBATech shareholders $150 million in cash at closing, plus contingent payments of up to $439 million based upon the achievement of future research and development milestones that would be expected to create value for Alcon. ESBATech is a clinical-stage biotechnology company that has been developing a pipeline of proprietary single-chain antibody fragment therapeutics for topical and local delivery for safe and convenient therapy.
“Biotechnology offers significant growth opportunities in ophthalmology because it has the potential to deliver therapies with superior efficacy and safety relative to existing approaches,” said Sabri Markabi, M.D., Alcon’s senior vice president of research and development and chief medical officer. “Combining ESBATech’s proprietary antibody fragment technology with our expertise in ophthalmic formulation and capabilities in global development will strengthen Alcon’s leadership position in ophthalmology.”
ESBATech has advanced its antibody fragment technology to preclinical and clinical stages in the eye for various diseases. The company has several stable and soluble single-chain antibody fragments in development, with its most advanced product candidate progressed into Phase I and II studies relating to the treatment of inflammatory ocular diseases.
 “I am very proud of what our team has achieved in proving clinically that our platform delivers therapeutic antibody fragments with required drug-like properties,” said Dr. Dominik Escher, chief executive officer of ESBATech. “All of us at ESBATech are excited to join with Alcon to advance this technology further and to develop products to treat serious eye diseases so that more patients can see better.”
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The agreement to acquire ESBATech includes all rights to its technology for therapeutic application to the eye, including age-related macular degeneration, diabetic macular edema, glaucoma, dry eye and uveitis. Substantially all of the employees of ESBATech will join Alcon upon the finalization of the acquisition. The rights to the technology and products for application outside of ophthalmology will be retained by the previous shareholders of ESBATech and spun off into a separate new company, Delenex Therapeutics AG.
“This acquisition is part of our ongoing strategy to enhance access to multiple sources of technologies and compounds that bolster our total research platform in support of innovative products to treat eye disease,” said Kevin Buehler, Alcon’s president and chief executive officer. “We welcome Dr. Escher and his highly-qualified team of biotechnology experts who will become the foundation of Alcon’s biologics capability in the future.”
As confirmation of the strategy to enhance the Alcon research platform, this biologics capability acquisition comes on the heels of Alcon’s recent announcement of an agreement with AstraZeneca that pairs Alcon’s ophthalmic research capability with AstraZeneca’s rich drug libraries in a collaborative effort to treat eye diseases. The ESBATech acquisition expands Alcon’s research capability outside of small molecules to the promising field of proteins, antibodies and other large molecules.

About Alcon

Alcon, Inc. is the world’s leading eye care company, with sales of approximately $6.3 billion in 2008. Alcon, which has been dedicated to the ophthalmic industry for 65 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contacts lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon operates in 75 countries and sells products in 180 markets. Alcon’s majority shareholder is Nestlé, S.A., the world’s largest food company. For more information on Alcon, Inc., visit the Company’s web site at www.alcon.com.

About ESBATech

ESBATech is a Zurich, Switzerland-based, privately held, clinical stage biotechnology company concentrating in research and development of its antibody fragments for therapeutic applications. ESBATech applies its proprietary screening platform IMMUNA and its fully human single-chain antibody frameworks to generate product candidates against targets of clinical relevance. Prior to the acquisition, the company focused on three franchises: ophthalmology, rheumatology and respiratory, advancing a pipeline of novel antibody fragments for topical and/or local delivery, to ensure safe and convenient patient therapy. For more information about ESBATech, please visit the company’s web site at www.esbatech.com.

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Caution Concerning Forward-Looking Statements. This press release may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Any forward- looking statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Investor and Media Inquiries

For Alcon:                                                                                                        For ESBATech:

Doug MacHatton                                                                                                      Dr. Dominik Escher
817-551-8974                                                                                                      +41-44-733 4900
doug.machatton@alconlabs.com                                                                                   escher@esbatech.com

Melissa Mota
817-551-4007
melissa.mota@alconlabs.com